SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☒

Announcement of LM Ericsson Telephone company, dated July 21, 2006 regarding Ericsson Q2 Report 2006

Second quarter report 2006
July 21, 2006

Ericsson reports strong development securing new business

•	Net sales SEK 44.2 (38.4) b. in the quarter, SEK 83.3 (69.9) b. first six months

•	Operating income SEK 8.3 (8.3) b. in the quarter, SEK 14.9 (14.9) b. first six months

•	Operating margin 18.7% in the quarter, 19.6% excl. amortization of Marconi intangible assets

•	Net income SEK 5.7 (5.8) b. in the quarter, SEK 10.3 (10.5) b. first six months 1)

•	Earnings per share SEK 0.36 (0.37) in the quarter, SEK 0.65 (0.66) first six months 1)

CEO COMMENTS

“In the changing industry environment we have leveraged our scale, technology leadership and global presence to advance our leading position in mobile systems as well as in services,” says Carl-Henric Svanberg, President and CEO of Ericsson. “We have secured a large number of key contracts during the quarter, adding to our strong business momentum. With the Marconi assets as a cornerstone, we are also building a leading position in next-generation converged networks.

The ongoing consolidation in our industry is a natural process, driven by the need for critical mass in R&D, marketing and supply. As market leader our strategy based on organic growth and bolt-on acquisitions remains. With our scale advantage and an organization focused on innovation and operational excellence, we are well positioned to continue to win market share. Our ability to achieve a healthy balance between long-term growth and short-term profitability will be key to success.

The deployment of 3G/HSPA continues, led by North America and countries in Asia, Central and Eastern Europe, Middle East and Africa. HSPA capabilities enable Internet to go mobile and enhance the consumer experience of using high-speed data services. This will also open tremendous opportunities to people living in countries with limited wireline communications.

Telecommunication is an important driver for economic and social development. We have now reached some 2.5 b. mobile subscriptions in the world. Through an intense cost focus throughout the industry, there are continued opportunities for further penetration. The GSM technology has by far the majority of users and, through its superior economies of scale, strongly contributes to making our vision of ‘communication for all’ a reality,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Second quarter			First quarter		Six-month period
SEK b.	2006	2005	Change	2006	Change	2006	2005	Change
Net sales	44.2	38.4	15%	39.2	13%	83.3	69.9	19%
Gross margin	42.0%	45.9%	—	43.3%	—	42.6%	47.1%	—
Operating income	8.3	8.3	-1%	6.6	25%	14.9	14.9	0%
Operating margin	18.7%	21.6%	—	16.9%	—	17.9%	21.3%	—
Income after financial items	8.3	8.5	-2%	6.7	24%	15.0	15.2	-2%
Net income 1)	5.7	5.8	-2%	4.6	25%	10.3	10.5	-2%
Cash flow before financial investing activities	-2.0	5.4	—	-16.1	—	-18.0	-1.1	—
Earnings per share, SEK 1)	0.36	0.37	—	0.29	—	0.65	0.66	—

Operating margin adj. for. Marconi intangibles	19.6%	21.6%	—	17.9%	—	18.8%	21.3%	—
EPS, adj. for Marconi intangibles	0.38	0.37	—	0.31	—	0.68	0.66	—

1)	Attributable to stockholders of the parent company, excluding minority interest.

Sales in the quarter were up 15% year-over-year with good performance in basically all areas and with services being especially strong.

Gross margin was 42.0% (45.9%) during the quarter, reflecting the increased proportion of services sales and the integration of the former Marconi operations.

The operating margin increased sequentially from 16.9% to 18.7% (21.6%), primarily due to continued cost rationalization as well as strong performance by Sony Ericsson. Operating margin amounted to 19.6% excluding amortization of intangible assets related to Marconi. Operating income remained unchanged at SEK 8.3 (8.3) b. year-over-year.

The financial net was 0.0 (0.2) b. in the quarter.

Net income in the quarter was SEK 5.7 (5.8) b. and earnings per share were SEK 0.36 (0.37).

Cash flow before financial investing activities was SEK -2.0 (5.4) b. in the quarter, mainly due to a sequential increase of customer financing of SEK 1.5 b. and increased accounts receivable following the completion of several large contracts late in the quarter.

Balance sheet items and other performance indicators

	Six months	Three months	Full year
SEK b.	2006	2006	2005
Net cash	27.9	33.7	50.6
Interest-bearing provisions and liabilities	21.6	32.7	30.9
Days sales outstanding	95	101	81
Inventory turnover	4.5	4.2	5.0
Customer financing, net	4.6	3.2	4.9
Equity ratio	53.9%	50.2%	49.0%

Net cash decreased by SEK 5.8 b. to SEK 27.9 (39.3) b. during the quarter, due to the increased receivables and payment of dividend of SEK 7.2 b. for 2005 in April. In the quarter, bond loans of SEK 9.6 b. matured and were repaid. During the quarter, the pension liability decreased by SEK 1.1 b., mainly due to the change in discount rate in the pension liability in Sweden from 3.5% to 4.0%. The equity ratio was 53.9% (44.9%).

Days sales outstanding were 95 days, a sequential decrease of six days. Inventories, including work in progress, were down in the quarter by SEK 0.4 b. to SEK 23.1 (19.3) b. and inventory turnover improved to 4.5 from 4.2 times in the previous quarter.

Deferred tax assets were reduced by SEK 2.1 b. in the quarter, from SEK 16.8 b. at March 31 to SEK 14.6 b., reflecting utilization of tax loss carry forwards.

MARKET AND BUSINESS HIGHLIGHTS

Long-term industry growth drivers remain solid. New technologies and richer services will continue to drive and accelerate traffic in the world’s networks. The number of mobile subscriptions in the world is expected to pass three billion in 2007. The GSM/WCDMA track represents more than 80% of all mobile subscriptions around the world and the vast majority of the growth. New and more innovative solutions and more affordable handsets are expected to continue to expand the market.

Fixed and mobile broadband enable new user applications with rich content and interactivity, such as IPTV, chatting, gaming and music services. IPTV is expected to be a main driver of new traffic in converging networks when triple play becomes a reality. TV services are expected to grow strongly also in mobile networks, driven by users that want instant access to on-demand business, sports and news updates.

WCDMA/HSPA networks are key components in offering users richer services. Currently Ericsson is a supplier to more than 40 HSPA networks under deployment around the world, of which half are in commercial operation. The number of WCDMA subscriptions grew by approximately 13 million to more than 68 million during the quarter. Seven new WCDMA networks were commercially launched during the quarter, bringing the total to 100 WCDMA networks, of which Ericsson is a supplier to 55.

Services continues to be a key area as operators seek to lower operating costs and free up time for customer interaction and business development. We have a clear leadership through our early start and presently manage networks with 65 million subscribers and provide around-the-clock support to networks with 725 million subscribers. Through our economies of scale and proven expertise, we are able to offer our customers not only first-class operations but also considerable savings.

Regional overview

Western Europe sales were up by 26% compared to the same quarter last year. Growth is primarily driven by strong services sales and the added Marconi business. Mobile systems sales were flat. The strong tariff competition and falling roaming charges drive traffic growth and increase operators’ need for network expansions as well as intensify their focus on total cost of ownership.

Central and Eastern Europe, Middle East and Africa sales grew by 24% compared to the same quarter last year. The activity level was especially high in Pakistan, Russia, Saudi Arabia and South Africa. The growth is primarily in GSM, but 3G sales are increasing and during the quarter several contracts for WCDMA/HSPA were received in the region.

Asia Pacific sales grew by 55% compared to the same quarter last year, primarily driven by strong growth in Australia, China, India, Indonesia and Japan. During the quarter, China showed strong increase year-over-year and there is a steady demand and rollout activity. Contracts are however large and completion and invoicing tend to fluctuate between quarters.

North America sales were down 42% year-over-year. Sales were down 17% when adjusted for the extra SEK 2 b. invoicing in the second quarter 2005 related to planned later deliveries. The ongoing HSPA build-out continues according to plan. The 2G build-out also continues, however, operators’ reductions of excess inventory have short-term effects on our sales. The upcoming spectrum auctions presently affect the market but should stimulate new network rollouts.

Latin America sales declined by 14% compared to the same quarter last year. As expected, operators are investing less after two exceptionally strong rollout years. There is, however, in many markets a continued need for investments in quality and coverage. Planning for 3G has started, and in parallel further CDMA operators investigate the benefits of changing to GSM/WCDMA.

Subscription growth

The growth rate for net mobile subscription additions continues with record levels for the first half of 2006 and with some 200 million in the quarter. At the end of the quarter, worldwide subscription penetration reached 38% with close to 2.5 billion subscriptions in total, of which two billion are GSM. The global number of subscriptions is expected to pass three billion during 2007.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers. GSM/WCDMA represents over 80% of the total global mobile systems market. It is our primary market and our outlook will therefore be limited to the GSM/WCDMA track.

For 2006 we believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, will show moderate growth compared to 2005.

Our previous outlook included all standards and was: For 2006 we continue to believe that the global mobile systems market, measured in USD, will show moderate growth compared to 2005.

We continue to believe that the addressable market for professional services will show good growth in 2006.

With our technology leadership and global presence we are well positioned to take advantage of the market opportunities.

SEGMENT RESULTS

Systems

	Second quarter			First quarter		Six-month period
SEK b.	2006	2005	Change	2006	Change	2006	2005	Change
Net sales	41.4	36.1	15%	36.8	13%	78.3	65.1	20%
Mobile Networks	30.8	28.8	7%	26.7	15%	57.5	52.2	10%
Fixed Networks	2.5	1.1	122%	2.9	-13%	5.4	2.2	147%
Professional Services	8.1	6.2	31%	7.2	13%	15.4	10.7	43%
Operating income	7.2	8.2	-11%	6.0	20%	13.3	14.4	-8%
Operating margin	17%	23%	—	16%	—	17%	22%	—

Sales of mobile networks were up by 7% compared to the same quarter last year. Adjusted for the extra SEK 2 b. invoicing in the second quarter 2005 related to planned later deliveries, sales of mobile networks increased by 15% in the quarter. The larger proportion of initial network build-outs reflects our strong position in the market.

Sales of fixed networks increased by SEK 1.4 b. year-over-year to SEK 2.5 b., of which Marconi added approximately SEK 2.0 b.

Sales of network rollout and professional services increased 30%, compared to the same quarter last year. During the quarter, strong growth in network rollout continued due to a high proportion of new networks being built. Sales of professional services developed strongly during the quarter and grew 31% compared to the same quarter last year. Approximately SEK 0.5 b. of this is services business related to Marconi.

Other Operations

	Second quarter			First quarter		Six-month period
SEK b.	2006	2005	Change	2006	Change	2006	2005	Change
Net sales	3.2	2.7	19%	2.7	18%	5.9	5.4	9%
Operating income	0.2	-0.1	—	0.1	—	0.3	0.0	—
Operating margin	7%	-4%	—	2%	—	5%	-1%	—

Cables and Ericsson Mobile Platforms continued to show strong performance. The restructuring of Power Modules is generating the expected results. As previously announced, the defense operations will be sold to Saab AB with closing expected before the end of the third quarter.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and additional information.

Sony Ericsson Mobile Communications (Sony Ericsson) more than doubled year-on-year income before taxes. Units shipped in the quarter reached 15.7 million, a 33% increase compared to the same period last year, and generated a market share increase both on a year-on-year and sequential basis. Sales for the quarter were EUR 2.272 m., a year-on-year increase of 41%, reflecting a successful product portfolio. Income before taxes was EUR 211 m. in the quarter, a year-on-year increase of 143%. Ericsson’s share in Sony Ericsson’s income before tax was SEK 1.0 (0.4) b.

Growth in the global handset market continued to outpace expectations, and Sony Ericsson now forecasts the global market outlook for 2006 to be above 950 million units, up from the previous estimate of above 900 million units.

PARENT COMPANY INFORMATION

Net sales for the six-month period amounted to SEK 0.3 (0.7) b., and income after financial items was SEK 6.6 (5.3) b.

Major changes in the Parent Company’s financial position for the period include a decrease of net liabilities (current and non-current receivables and liabilities) to subsidiaries of SEK 14.2 b., largely related to the acquisitions of Marconi assets in the first quarter, repayment of bond loans of SEK 9.6 b. and a payment of dividend for 2005 to shareholders of SEK 7.1 b. in the second quarter, resulting in reduced cash and short-term investments of SEK 32.0 b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,849,309 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2006, was 262,234,352 Class B shares.

OTHER INFORMATION

Marconi integration

The integration of the acquired Marconi assets is running according to plan. During the quarter, approximately 1,000 employees have been identified for lay-offs. The remaining 600 will be identified in the third quarter 2006 and provisions will be made for all restructuring costs before year-end. The product portfolio and supply chain integration is on plan with targeted savings by year-end 2007.

Through the restructuring process, service portfolios, softswitch solutions, broadband access and transmission products are being integrated. As a consequence, it will become increasingly difficult to accurately isolate and track the Marconi business. Marconi sales are estimated to be SEK 2.5 b. in the quarter, with an operating loss of approximately SEK 0.2 b. In addition, amortization of intangible assets amounts to SEK 0.4 b.

Sale of defense business

As announced on June 12, 2006, Ericsson has agreed to sell its defense business, Ericsson Microwave Systems AB, and its 40% holding in Saab Ericsson Space to Saab AB. Ericsson will retain the National Security and Public Safety business and parts of the Power Systems business. The retained units have around 300 employees. The retained activities will be reported as part of the Systems segment. The purchase price is SEK 3.8 b. in cash and the agreement involves transfer of approximately 1,250 employees. The estimated value of the current assets and liabilities held for sale amount to approximately SEK 3.0 b. respectively. The transaction is expected to close in September 2006.

As announced on June 12, 2006, the expected capital gain of approximately SEK 3.0 b. is of similar magnitude as the previously announced restructuring costs, mainly related to the Marconi acquisition and the Career Change Offer in Sweden, giving a neutral effect in total on Ericsson’s income after financial items for 2006.

Recommended public offer in Netwise

As announced on June 5, 2006, Ericsson issued a recommended cash offer of SEK 60 per share to the shareholders and holders of warrants in Netwise AB to transfer all shares in and all warrants issued by Netwise to Ericsson. Netwise B-shares are listed on Nya Marknaden in Sweden. Ericsson and Netwise today have an ongoing cooperation and see further possibilities in combining Netwise’s cutting-edge IP competence and applications for the enterprise segment with Ericsson’s global presence.

The acceptance period for the offer runs up to and including August 2, 2006. The estimated date for payment to shareholders is August 27, 2006. The total value of the offer amounts to SEK 300 m. For further information on the offer, please see: www.ericsson.com/investors.

Stockholm, July 21, 2006

Carl-Henric Svanberg

President and CEO

Date for next report: October 19, 2006

REVIEW REPORT

We have reviewed the interim report for the period January 1 to June 30, 2006, for Telefonaktiebolaget LM Ericsson (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, July 21, 2006

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables, please go to:

http://www.ericsson.com/investors/financial_reports/2006/6month06-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), July 21.

An analyst and media conference call will begin at 14.00 (CET).

Live audio webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or

press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations@ericsson.com

Glenn Sapadin,

Investor Relations,

North America

Phone: +1 212 843 8435;

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Director,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872;

E-mail: press.relations@ericsson.com

Ola Rembe, Director,

Media Relations

Phone: +46 8 719 9727, +46 730 244 873;

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Apr - Jun			Jan - Jun
SEK million	2006	2005	Change	2006	2005	Change
Net sales	44,166	38,444	15%	83,342	69,911	19%
Cost of sales	-25,598	-20,797		-47,817	-37,010

Gross margin	18,568	17,647	5%	35,525	32,901	8%
Gross margin %	42.0%	45.9%		42.6%	47.1%

Research and development and other technical expenses	-6,861	-6,267		-13,609	-11,941
Selling and administrative expenses	-5,263	-3,895		-10,055	-7,536

Operating expenses	-12,124	-10,162		-23,664	-19,477

Other operating income	817	425		1,327	772
Share in earnings of JV and associated companies	992	393		1,689	709

Operating income	8,253	8,303	-1%	14,877	14,905	0%
Operating margin %	18.7%	21.6%		17.9%	21.3%

Financial income	567	881		1,089	1,594
Financial expenses	-529	-696		-996	-1,269

Income after financial items	8,291	8,488		14,970	15,230

Taxes	-2,559	-2,693		-4,633	-4,791
Net income	5,732	5,795	-1%	10,337	10,439	-1%

of which
Net income attributable to stockholders of the parent company	5,712	5,843		10,287	10,460
Net income attributable to minority interest	20	-48		50	-21

Other information
Average number of shares, basic (million)	15,869	15,835		15,867	15,790
Earnings per share, basic (SEK) 1)	0.36	0.37		0.65	0.66
Earnings per share, diluted (SEK) 1)	0.36	0.37		0.65	0.66

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2006	Mar 31 2006	Dec 31 1) 2005
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	5,604	5,842	6,161
Goodwill	6,958	7,334	7,362
Other	15,988	15,796	939

Property, plant and equipment	8,401	8,069	6,966

Financial assets
Equity in JV and associated companies	6,229	5,671	6,313
Other investments in shares and participations	731	701	805
Customer financing, non-current	1,686	467	1,322
Other financial assets, non-current	2,022	2,404	2,796
Deferred tax assets	14,621	16,758	18,519

	62,240	63,042	51,183

Current assets
Inventories	23,105	23,503	19,208

Financial assets
Accounts receivable - trade	46,291	44,790	41,242
Customer financing, current	2,926	2,687	3,624
Other current receivables	14,826	14,817	12,574

Short-term investments	32,905	42,605	39,767
Cash and cash equivalents	16,646	23,749	41,738

	136,699	152,151	158,153

Total assets	198,939	215,193	209,336

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	106,377	107,064	101,622
Minority interest in equity of consolidated subsidiaries	893	943	850

	107,270	108,007	102,472

Non-current liabilities
Post-employment benefits	5,603	6,683	5,891
Other provisions, non-current	669	776	904
Deferred tax liabilities	255	101	391
Borrowings, non-current	13,412	14,131	14,185
Other non-current liabilities	3,094	2,882	2,740

	23,033	24,573	24,111

Current liabilities
Other provisions, current	13,476	16,063	17,764
Borrowings, current	2,616	11,842	10,784
Accounts payable	16,138	14,438	12,584
Other current liabilities	36,406	40,270	41,621

	68,636	82,613	82,753

Total equity and liabilities	198,939	215,193	209,336

Of which interest-bearing provisions and liabilities	21,631	32,656	30,860

Net cash	27,920	33,698	50,645

Assets pledged as collateral	499	546	549
Contingent liabilities	1,491	1,532	1,708

1)	Ericsson has adopted the new option in IAS 19 as from January 1, 2006. Earlier periods have been restated accordingly.
The net effect on equity per December 31, 2005 was SEK -3,055 million.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr - Jun		Jan - Jun	Jan - Dec
SEK million	2006	2005	2006	2005	2005
Net income attributable to stockholders of the parent company	5,712	5,843	10,287	10,460	24,315
Adjustments to reconcile net income to cash	2,658	2,239	5,908	4,428	10,845

	8,370	8,082	16,195	14,888	35,160

Operating net assets
Inventories	-433	-105	-2,903	-3,604	-3,668
Customer financing, current and non-current	-1,586	267	246	-179	-641
Accounts receivable	-3,269	-1,699	-4,505	-3,441	-5,874
Other	-2,849	565	-6,394	-6,324	-8,308

Cash flow from operating activities	233	7,110	2,639	1,340	16,669

Investing activities
Product development	-412	-152	-770	-455	-1,174
Other investing activities	-1,808	-1,545	-19,914	-2,005	-4,170

Cash flow from operating investing activities	-2,220	-1,697	-20,684	-2,460	-5,344

Cash flow before financial investing activities	-1,987	5,413	-18,045	-1,120	11,325

Short-term investments	9,700	-6,877	6,862	-9,721	6,375

Cash flow from investing activities	7,480	-8,574	-13,822	-12,181	1,031

Cash flow before financing activities	7,713	-1,464	-11,183	-10,841	17,700

Dividends paid	-7,154	-3,976	-7,160	-3,976	-4,133
Sale/repurchase of own stock	7	15	14	19	117
Other financing activities	-8,154	-663	-7,263	925	-2,070

Cash flow from financing activities	-15,301	-4,624	-14,409	-3,032	-6,086

Effect of exchange rate changes on cash	485	-120	500	-199	-288

Net change in cash	-7,103	-6,208	-25,092	-14,072	11,326

Cash and cash equivalents, beginning of period	23,749	22,548	41,738	30,412	30,412

Cash and cash equivalents, end of period	16,646	16,340	16,646	16,340	41,738

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan-Jun 2006			Jan-Dec 2005			Jan-Jun 2005
SEK million	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity
Actuarial gains and losses related to post-employment benefits including payroll tax	1,557	—	1,557	-3,221	—	-3,221	-2,750	—	-2,750

Revaluation of other investments in shares and participations
Fair value remeasurement taken to equity	-3	—	-3	-3	—	-3	-6	—	-6
Transferred to income statement at sale	—	—	—	-147	—	-147	-147	—	-147

Cash flow hedges:
Fair value remeasurement of derivatives taken to equity	2,422	—	2,422	-3,961	—	-3,961	-3,125	—	-3,125
Transferred to income statement for the period	120	—	120	1,404	—	1,404	-411	—	-411
Transferred to balance sheet for the period	99	—	99	—	—	—	—	—	—

Changes in cumulative translation effects due to changes in foreign currency exchange rates	-1,519	-62	-1,581	4,118	147	4,265	3,641	122	3,763

Tax on items taken directly to or transferred from equity	-1,293	—	-1,293	1,523	—	1,523	1,901	—	1,901

Total transactions taken to equity	1,383	-62	1,321	-287	147	-140	-897	122	-775

Net income	10,287	50	10,337	24,315	145	24,460	10,460	-21	10,439

Total income and expenses recognized for the period	11,670	-12	11,658	24,028	292	24,320	9,563	101	9,664

Other changes in equity:

Sale of own shares	14	—	14	117	—	117	19	—	19
Stock Purchase and Stock Option Plans	212	—	212	242	—	242	90	—	90
Dividends paid	-7,141	-19	-7,160	-3,959	-174	-4,133	-3,959	-17	-3,976
Stock issue, net	—	15	15	—	17	17	—	10	10
Business combinations	—	59	59	—	-342	-342	—	-293	-293

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2006		2005
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	44,166	39,176	45,665	36,245	38,444	31,467
Cost of sales	-25,598	-22,219	-25,497	-19,862	-20,797	-16,213

Gross margin	18,568	16,957	20,168	16,383	17,647	15,254
Gross margin %	42.0%	43.3%	44.2%	45.2%	45.9%	48.5%

Research and development and other technical expenses	-6,861	-6,748	-6,378	-6,135	-6,267	-5,674
Selling and administrative expenses	-5,263	-4,792	-5,332	-3,932	-3,895	-3,641

Operating expenses	-12,124	-11,540	-11,710	-10,067	-10,162	-9,315

Other operating income	817	510	883	836	425	347
Share in earnings of JV and assoc. companies	992	697	1,013	673	393	316

Operating income	8,253	6,624	10,354	7,825	8,303	6,602
Operating margin %	18.7%	16.9%	22.7%	21.6%	21.6%	21.0%

Financial income	567	522	362	697	881	713
Financial expenses	-529	-467	-643	-490	-696	-573

Income after financial items	8,291	6,679	10,073	8,032	8,488	6,742

Taxes	-2,559	-2,074	-1,435	-2,649	-2,693	-2,098

Net income	5,732	4,605	8,638	5,383	5,795	4,644

of which
Net income attributable to stockholders of the parent company	5,712	4,575	8,541	5,314	5,843	4,617
Net income attributable to minority interest	20	30	97	69	-48	27

Other information

Average number of shares, basic (million)	15,869	15,866	15,859	15,845	15,835	15,756
Earnings per share, basic (SEK) 1)	0.36	0.29	0.54	0.34	0.37	0.29
Earnings per share, diluted (SEK) 1)	0.36	0.29	0.54	0.33	0.37	0.29

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies

This interim report is prepared in accordance with IAS 34. The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC). In this interim report we have adopted the following amendments and interpretations effective as from January 1, 2006. These amendments and interpretations have been endorsed by the EU, except for one amendment to IAS 21. That amendment is commented below under IAS 21.

IAS 19 Employee Benefits

As from January 1, 2006, Ericsson has adopted the new allowed alternative in IAS 19, Employee Benefits, on how to recognize actuarial gains and losses. The previous method to recognize actuarial gains and losses – to the extent that they fell outside the 10 percent corridor – was that they were amortized over the average remaining service time of plan participants. Instead, as from January 1, 2006, all actuarial gains and losses are recognized directly in equity, net of deferred tax, in the period they occur. Earlier reporting periods have been restated accordingly. The adoption of this new alternative has increased the provision for post-employment benefits with SEK 3.5 billion, accruals for social security with SEK 0.8 billion and has affected equity by SEK 3.1 billion net of tax as per January 1, 2006. The impact on reported equity as per January 1, 2005, is SEK 0,7 billion.

IAS 39 Financial instruments: Recognition and Measurement

Three amendments have been issued by the IASB, effective as from January 1, 2006, with earlier application encouraged.

The amendments relate to:

•	Cash Flow Hedges of Forecast Intra group Transactions that permits the foreign currency risk of a highly probable intra group forecast transaction to qualify as the hedged item in a cash flow hedge. Ericsson adopted his amendment 2005.

•	Fair Value Option that restricts the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss. The company carries loans and receivables, deposits and borrowing at amortized cost, except for specific issued bonds where the carrying value is adjusted as a result of the application of fair value hedge accounting. This amendment has therefore not had a any impact on the financial position or result for 2005 and is not expected to have any impact for 2006.

•	Financial guarantee contracts that requires financial guarantee contracts to be recognized, initially at fair value and subsequently at the higher of (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less any cumulative amortization. This amendment has not had a significant impact on the financial position or result.

IAS 21 The Effects of Changes in Foreign Exchange Rates

IAS 21 has been amended in relation to the accounting treatment of Net Investments in a Foreign Operation. A monetary item that forms part of a company investment in a foreign operation should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group that conducts a transaction with the foreign operation. It is only the second amendment that is endorsed by the EU as of March 31, 2006. These amendments have not had a significant impact on the financial position or result.

IFRIC 4 Determining whether an Arrangement contains a Lease

This interpretation has not had a significant impact on the financial position and result.

IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste of Electric and Electronic Equipment

This amendment has not had a significant impact on the financial position or result.

Parent Company information

The Parent Company reports according to RR 32 “Reporting in separate financial statements”. RR 32 requires the Parent Company to use similar accounting principles as for the Group, i.e. IFRS to the extent allowed by RR 32.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2006		2005
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Systems	41,435	36,821	43,020	33,939	36,138	29,002
- Mobile networks	30,782	26,763	33,664	26,763	28,770	23,450
- Fixed networks	2,506	2,868	1,270	1,137	1,130	1,048
Total Network equipment	33,288	29,631	34,934	27,900	29,900	24,498
- Of which network rollout	4,637	5,119	5,451	3,579	3,595	2,748
Professional Services	8,147	7,190	8,086	6,039	6,238	4,504
Other Operations	3,189	2,694	3,012	2,502	2,670	2,712
Less: Intersegment sales	-458	-339	-367	-196	-364	-247

Total	44,166	39,176	45,665	36,245	38,444	31,467

	2006		2005
Sequential change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Systems	13%	-14%	27%	-6%	25%	-21%
- Mobile networks	15%	-21%	26%	-7%	23%	-19%
- Fixed networks	-13%	126%	12%	1%	8%	-31%
Total Network equipment	12%	-15%	25%	-7%	22%	-20%
- Of which network rollout	-9%	-6%	52%	0%	31%	-24%
Professional Services	13%	-11%	34%	-3%	38%	-27%
Other Operations	18%	-11%	20%	-6%	-2%	-18%
Less: Intersegment sales	35%	-8%	87%	-46%	47%	-63%

Total	13%	-14%	26%	-6%	22%	-20%

	2006		2005
Year over year change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Systems	15%	27%	17%	15%	19%	11%
- Mobile networks	7%	14%	16%	13%	19%	11%
- Fixed networks	122%	174%	-16%	11%	0%	17%
Total Network equipment	11%	21%	14%	13%	18%	11%
- Of which network rollout	29%	86%	51%	35%	44%	25%
Professional Services	31%	60%	31%	25%	25%	9%
Other Operations	19%	-1%	-9%	-12%	-5%	11%
Less: Intersegment sales	26%	37%	-46%	-68%	-38%	-43%

Total	15%	24%	16%	14%	18%	12%

	2006		2005
Year to Date	0606	0603	0512	0509	0506	0503
Systems	78,256	36,821	142,099	99,079	65,140	29,002
- Mobile networks	57,545	26,763	112,647	78,983	52,220	23,450
- Fixed networks	5,374	2,868	4,585	3,315	2,178	1,048
Total Network equipment	62,919	29,631	117,232	82,298	54,398	24,498
- Of which network rollout	9,756	5,119	15,373	9,922	6,343	2,748
Professional Services	15,337	7,190	24,867	16,781	10,742	4,504
Other Operations	5,883	2,694	10,896	7,884	5,382	2,712
Less: Intersegment sales	-797	-339	-1,174	-807	-611	-247

Total	83,342	39,176	151,821	106,156	69,911	31,467

	2006		2005
YTD year over year change (%)	0606	0603	0512	0509	0506	0503
Systems	20%	27%	16%	15%	15%	11%
- Mobile networks	10%	14%	15%	14%	15%	11%
- Fixed networks	147%	174%	0%	9%	8%	17%
Total Network equipment	16%	21%	14%	14%	15%	11%
- Of which network rollout	54%	86%	40%	35%	35%	25%
Professional Services	43%	60%	24%	20%	18%	9%
Other Operations	9%	-1%	-4%	-2%	2%	11%
Less: Intersegment sales	30%	37%	-49%	-51%	-40%	-43%

Total	19%	24%	15%	15%	15%	12%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES

BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2006		2005
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Systems	7,237	6,033	9,391	7,122	8,155	6,217
Phones	945	665	933	653	371	300
Other Operations	221	54	212	119	-94	46
Unallocated 1)	-150	-128	-182	-69	-129	39

Total	8,253	6,624	10,354	7,825	8,303	6,602

	2006		2005
As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Systems	17%	16%	22%	21%	23%	21%
Phones 2)	—	—	—	—	—	—
Other Operations	7%	2%	7%	5%	-4%	2%

Total	19%	17%	23%	22%	22%	21%

	2006		2005
Year to date	0606	0603	0512	0509	0506	0503
Systems	13,270	6,033	30,885	21,494	14,372	6,217
Phones	1,610	665	2,257	1,324	671	300
Other Operations	275	54	283	71	-48	46
Unallocated 1)	-278	-128	-341	-159	-90	39

Total	14,877	6,624	33,084	22,730	14,905	6,602

	2006		2005
As percentage of net sales	0606	0603	0512	0509	0506	0503
Systems	17%	16%	22%	22%	22%	21%
Phones 2)	—	—	—	—	—	—
Other Operations	5%	2%	3%	1%	-1%	2%

Total	18%	17%	22%	21%	21%	21%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational capital gains and losses
2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2006		2005
Year to date	0606	0603	0512	0509	0506	0503
Systems	57,779	57,554	50,107	48,839	47,955	46,338
Other Operations	6,013	5,699	5,948	5,748	5,683	5,587

Total	63,792	63,253	56,055	54,587	53,638	51,925

Of which Sweden	21 129	21 108	21 178	21 238	21 358	21 175

	2006		2005
Change in percent	0606	0603	0512	0509	0506	0503
Systems	20%	24%	10%	9%	6%	2%
Other Operations	6%	2%	18%	9%	2%	3%

Total	19%	22%	11%	9%	6%	3%

Of which Sweden	-1%	0%	-1%	-3%	-5%	-7%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2006		2005
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe	12,485	11,247	12,522	9,555	9,902	9,961
Central and Eastern Europe, Middle East & Africa	12,908	10,466	12,458	9,404	10,376	8,672
North America	3,726	5,281	5,109	4,500	6,475	3,348
Latin America	3,819	3,652	5,980	5,115	4,429	3,551
Asia Pacific	11,228	8,530	9,595	7,671	7,262	5,935

Total	44,166	39,176	45,664	36,245	38,444	31,467

Of which Sweden	1,641	1,391	1,741	1,304	1,571	1,494
Of which EU	13,755	11,901	13,744	10,409	10,528	10,607

	2006		2005
Sequential change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe	11%	-10%	31%	-4%	-1%	-24%
Central and Eastern Europe, Middle East & Africa	23%	-16%	32%	-9%	20%	-14%
North America	-29%	3%	14%	-31%	93%	20%
Latin America	5%	-39%	17%	15%	25%	-21%
Asia Pacific	32%	-11%	25%	6%	22%	-34%

Total	13%	-14%	26%	-6%	22%	-20%

Of which Sweden	18%	-20%	34%	-17%	5%	-19%
Of which EU	16%	-13%	32%	-1%	-1%	-24%

	2006		2005
Year over year change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe	26%	13%	-4%	-2%	7%	26%
Central and Eastern Europe, Middle East & Africa	24%	21%	24%	11%	31%	21%
North America	-42%	58%	82%	35%	31%	-24%
Latin America	-14%	3%	33%	40%	28%	24%
Asia Pacific	55%	44%	7%	16%	3%	2%

Total	15%	24%	16%	14%	18%	12%

Of which Sweden	4%	-7%	-5%	-11%	2%	11%
Of which EU	31%	12%	-2%	4%	4%	30%

	2006		2005
Year to date	0606A	0603A	0512	0509	0506	0503
Western Europe	23,732	11,247	41,940	29,418	19,863	9,961
Central and Eastern Europe, Middle East & Africa	23,374	10,466	40,911	28,452	19,048	8,672
North America	9,007	5,281	19,432	14,323	9,823	3,348
Latin America	7,471	3,652	19,075	13,095	7,980	3,551
Asia Pacific	19,758	8,530	30,463	20,868	13,197	5,935

Total	83,342	39,176	151,821	106,156	69,911	31,467

Of which Sweden	3,032	1,391	6,110	4,369	3,065	1,494
Of which EU	25,656	11,901	45,288	31,544	21,135	10,607

	2006		2005
YTD year over year change (%)	0606A	0603A	0512	0509	0506	0503
Western Europe	19%	13%	5%	9%	16%	26%
Central and Eastern Europe, Middle East & Africa	23%	21%	22%	21%	27%	22%
North America	-8%	58%	26%	13%	5%	-24%
Latin America	-6%	3%	32%	31%	26%	24%
Asia Pacific	50%	44%	7%	7%	2%	1%

Total	19%	24%	15%	15%	15%	12%

Of which Sweden	-1%	-7%	-1%	1%	6%	11%
Of which EU	21%	12%	7%	11%	15%	30%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Apr - Jun 2006	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	10,729	26%	1,756	62%	12,485	28%
Central and Eastern Europe, Middle East & Africa	12,414	30%	494	17%	12,908	29%
North America	3,530	9%	196	7%	3,726	9%
Latin America	3,773	9%	46	2%	3,819	9%
Asia Pacific	10,899	26%	329	12%	11,228	25%

Total	41,345	100%	2,821	100%	44,166	100%

Share of Total	94%		6%		100%

Apr - Jun 2005
Western Europe	8,465	23%	1,437	61%	9,902	26%
Central and Eastern Europe, Middle East & Africa	10,095	28%	282	12%	10,377	27%
North America	6,302	18%	173	7%	6,475	17%
Latin America	4,388	12%	41	2%	4,429	11%
Asia Pacific	6,840	19%	421	18%	7,261	19%

Total	36,090	100%	2,354	100%	38,444	100%

Share of Total	94%		6%		100%

Change
Western Europe	27%		22%		26%
Central and Eastern Europe, Middle East & Africa	23%		75%		24%
North America	-44%		13%		-42%
Latin America	-14%		12%		-14%
Asia Pacific	59%		-22%		55%

Total	15%		20%		15%

Year to date

Jan - Jun 2006
Western Europe	20,421	26%	3,311	63%	23,732	28%
Central and Eastern Europe, Middle East & Africa	22,535	29%	839	16%	23,374	28%
North America	8,622	11%	385	8%	9,007	11%
Latin America	7,366	9%	105	2%	7,471	9%
Asia Pacific	19,166	25%	592	11%	19,758	24%

Total	78,110	100%	5,232	100%	83,342	100%

Share of Total	94%		6%		100%

Jan - Jun 2005
Western Europe	16,947	26%	2,916	60%	19,863	28%
Central and Eastern Europe, Middle East & Africa	18,390	28%	659	14%	19,049	27%
North America	9,527	15%	296	6%	9,823	14%
Latin America	7,891	12%	89	2%	7,980	12%
Asia Pacific	12,328	19%	868	18%	13,196	19%

Total	65,083	100%	4,828	100%	69,911	100%

Share of Total	93%		7%		100%

Change
Western Europe	20%		14%		19%
Central and Eastern Europe, Middle East & Africa	23%		27%		23%
North America	-9%		30%		-8%
Latin America	-7%		18%		-6%
Asia Pacific	55%		-32%		50%

Total	20%		8%		19%

TOP 10 MARKETS IN SALES

Jan-Jun 2006

Sales	YTD Share of total sales	Q2 Share of total sales
UNITED STATES	9%	7%
CHINA	7%	10%
ITALY	6%	6%
AUSTRALIA	6%	5%
UNITED KINGDOM	5%	5%
SPAIN	4%	4%
SWEDEN	4%	4%
BRAZIL	4%	3%
INDIA	3%	3%
PAKISTAN	3%	2%

CUSTOMER FINANCING RISK EXPOSURE

SEK billion	June 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005
On-balance sheet credits	5.7	4.6	7	6.5	6.5	6.9
Off-balance sheet credits	0.1	0.1	0.1	0.1	0.1	0.1

Total credits	5.8	4.7	7.1	6.6	6.6	7.0
Accrued interest	0.1	0.1	0.1	0.1	0.1	0.1
Less third-party risk coverage	-0.2	-0.2	-0.2	-0.5	-0.1	-0.3

Ericsson’s risk exposure	5.7	4.6	7.0	6.2	6.6	6.8

On-balance sheet credits, net book value	4.6	3.2	4.9	4.5	4.4	4.2

Credit commitments for customer financing	6.4	5.5	3.6	2.6	2.8	2.3

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Apr - Jun		Jan - Jun
SEK million	2006	2005	2006
Revenues from Sony Ericsson	737	358	1,697
Purchases from Sony Ericsson	20	211	83
Receivables from Sony Ericsson	515	202	515
Liabilities to Sony Ericsson	59	15	59
Dividends from Sony Ericsson	—	—	1,160

ERICSSON

OTHER INFORMATION

	Apr - Jun	Apr - Jun	Jan - Jun	Jan - Jun	Jan - Dec
SEK million	2006	2005	2006	2005	2005
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	262	293	262	293	268
Number of shares outstanding, basic, end of period (million)	15,870	15,839	15,870	15,839	15,864
Numbers of shares outstanding, diluted, end of period (million)	15,941	15,912	15,941	15,912	15,927
Average number of treasury shares (million)	263	297	265	298	289
Average number of shares outstanding, basic (million)	15,869	15,835	15,867	15,790	15,843
Average number of shares outstanding, diluted (million) 1)	15,939	15,908	15,938	15,863	15,907
Earnings per share, basic (SEK)	0.36	0.37	0.65	0.66	1.53
Earnings per share, diluted (SEK)1)	0.36	0.37	0.65	0.66	1.53

Ratios 2)
Equity ratio, percent	—	—	53.9%	44.9%	49.0%
Capital turnover (times)	1.3	1.3	1.3	1.2	1.2
Accounts receivable turnover (times)	3.9	4.2	3.8	3.9	4.1
Inventory turnover (times)	4.4	4.5	4.5	4.4	5.0
Return on equity, percent	21.3%	26.6%	19.7%	24.8%	26.7%
Return on capital employed, percent	26.2%	31.0%	24.4%	28.0%	28.7%
Days Sales Outstanding	—	—	95	90	81
Payment readiness, end of period	—	—	54,205	66,670	78,647
Payment readiness, as percentage of sales	—	—	32.5%	47.7%	51.8%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.33	9.15	9.28
- closing rate	—	—	9.24	9.42	9.42
SEK / USD - average rate	—	—	7.60	7.11	7.45
- closing rate	—	—	7.27	7.81	7.93

Other
Additions to property, plant and equipment	1,372	1,005	2,071	1,500	3,365
- Of which in Sweden	229	360	499	572	965

Additions to capitalized development expenses	412	152	770	455	1,174
Capitalization of development expenses, net	-238	-516	-556	-1050	-1,930

Amortization of development expenses	650	667	1,326	1,505	3,104
Depreciation of property, plant and equipment and amortization of other intangible assets	1,066	746	2,387	1,398	2,598

Total depreciation and amortization	1,716	1,413	3,713	2,903	5,702

Export sales from Sweden	22,574	23,650	46,872	46,259	93,879

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Ratios restated in accordance with new option in IAS 19

Acquisition of assets from Marconi

As per January 1, 2006, Ericsson acquired assets of Marconi telecommunication operations. Closing took place on January 23, 2006, except for a few smaller parts of the operations. The main part of the acquisition from Marconi was assets, but Ericsson also acquired shares in some entities. The acquisition of subsidiaries has been accounted for using the purchase method of accounting, as defined in IFRS 3 Business Combinations. As prescribed under this method, Ericsson has allocated the total purchase price, both for acquired assets and companies, to assets acquired and liabilities assumed based on their fair values. The fair values have been determined by applying generally accepted principles and procedures. The planned amortization period for intangible assets is 10 years.

The operating income of operations acquired from Marconi, amounted to SEK -1.2 billion for the first six months of 2006, including SEK -0.8 for amortization of intangible assets. This has been included in the consolidated financial statements for the period January 1 - June 30 2006.

Allocation of purchase consideration

	GBP m.	SEK b.
Intangible assets
Intellectual property rights	850	11.6
Brands	200	2.9
Customer relationships	52	0.7
Goodwill	0	0.0

Subtotal	1,102	15.2

Other assets and liabilities
Inventory	139	1.9
Property, plant and equipment	91	1.3
Pensions	-59	-0.8
Other	132	1.8

Subtotal	303	4.2

Total purchase consideration	1,405	19.4

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

Cash flow effects

Total cash purchase consideration	1,405	19.4
Less acquired cash and cash equivalents	-128	-1.8

Net cash outflow from the acquisition	1,277	17.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 21, 2006